Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

STATUS OF MERGER FILINGS (As of September 30, 2011)

Stakeholder	Progress on Key Milestones	Filed	Approved
Shareholder	▪ Received shareholder approvals on August 23, 2011	✓	✓
Department of Justice (DOJ)	▪ The parties have met their obligations under the Hart-Scott-Rodino Act, which is no longer a bar to closing the transaction	✓	Waiting Period Expired
Federal Communications Commission (FCC)	▪ Received approval of Assignment of Authorization filings on July 27, 2011	✓	✓
Federal Energy Regulatory Commission (FERC)	▪ Filed merger approval application and related filings on April 4, 2011 ▪ Intervention period expired June 3, 2011 ▪ Received conditional approval on September 30, 2011	✓	☐
Nuclear Regulatory Commission (NRC)	▪ Filed for indirect transfer of Progress Energy licenses on March 30, 2011 ▪ Periods to request a hearing and intervene expired in September 2011 and no requests were received	✓	☐
North Carolina	▪ Filed merger approval application on April 4, 2011 ▪ NC Public Staff filed settlement agreement on September 2, 2011 ▪ Signed settlement on September 6, 2011 with SC ORS, a party to the NC proceeding ▪ Hearings held September 20-22, 2011	✓	☐
South Carolina	▪ Submitted merger-related filing on April 25, 2011 • Withdrew utility operating company merger application on September 13, 2011 • Hearing to approve joint dispatch agreement scheduled for October 26, 2011	✓	☐
Kentucky	▪ Received order conditionally approving merger-related application on August 2, 2011 ▪ Filed for revision and clarification of a merger condition on August 19, 2011 ▪ Filed for approval of a stipulation revising merger condition on September 15, 2011	✓	☐

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. **Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Our Company" by clicking on "Investor Relations," then by clicking on "Corporate Profile" and then by clicking on "SEC Filings."